UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File Number: 001-42026

YY Group Holding Limited

60 Paya Lebar Road

#09-13/14/15/16/17

Paya Lebar Square

Singapore 409051

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

On February 3, 2025, YY GROUP HOLDING LIMITED (the “Company”) issued 2,150,000 Class A ordinary shares of the Company (the “Shares”) under the Company’s 2024 Share Incentive Plan (the “Plan”) to certain employees of the Company as compensation for their continued service in the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YY Group Holding Limited

Date: February 4, 2025	By:	/s/ Fu Xiaowei
	Name:	Fu Xiaowei
	Title:	Chief Executive Officer, Chairman and Director

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